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[LETTERHEAD]



          METRIS BOARD ADOPTS SHAREHOLDER RIGHTS PLAN

          ST. LOUIS PARK, Minn. (September 11, 1998) - Metris Companies Inc. (NASDAQ:MTRS) today announced that its board of directors has adopted a Shareholder Rights Plan. This plan is similar to plans adopted by many public companies and should provide a reasonable means of safeguarding the interests of all stockholders. Adoption of this rights plan was not a response to any known effort to acquire the company.

          In connection with the adoption of the Rights Plan, the board declared that each right, which is not currently exercisable, entitles the holder to purchase from the Company one one-hundreth (1/100) of a share of the Series A Junior Participating Preferred Stock at an exercise price of $250 per one one-hundreth (1/100) of a Preferred Share, subject to adjustment.

          The declaration date of the rights plan was September 10, 1998. The Rights Plan attach to the Company's outstanding shares of Common Stock after September 25, 1998 (the date of the distribution of shares by Fingerhut Companies, Inc.) The rights will expire on September 25, 2008.

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          Metris Companies Inc. is an information-based direct marketer of consumer credit products, fee-based products and extended service plans to moderate income consumers. Based in St. Louis Park, Minn., Metris also has operations in Tulsa, Okla.; Baltimore, Maryland; Champaign, Illinois and Phoenix, Arizona and currently employs nearly 1,600 people. Fingerhut Companies, Inc. (NYSE:FHT), a database marketing company based in Minnetonka, Minn., has received IRS approval for a tax-free distribution of its approximately 83 percent ownership of the outstanding shares of Metris on September 25, 1998, to shareholders of record on September 11, 1998.

          Visit Metris on the internet at www.metriscompanies.com

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